FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2008,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     ✓          Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____         No      ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

an announcement of major and connected transaction for acquisition of SinoSing Power by Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on April 29, 2008.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the content of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

MAJOR AND CONNECTED TRANSACTION
ACQUISITION OF SINOSING POWER

●
On 29 April 2008, the Company entered into the Transfer Agreement with Huaneng Group, pursuant to which the Company agreed to acquire from Huaneng Group 100% interests in SinoSing Power. The consideration to be paid by the Company comprises (1) approximately US$985 million (approximately HK$7.674 billion) being the capital injected into SinoSing Power by Huaneng Group (including US$197 million (approximately HK$1.535 billion) from internal sources of Huaneng Group and US$788 million (approximately HK$6.139 billion) from a loan obtained by Huaneng Group); and (2) an aggregate amount of approximately RMB176 million (approximately HK$196 million), being all the related expenses (including loan interest) directly incurred by Huaneng Group in relation to the acquisition of 100% interests in Tuas Power through SinoSing Power from Temasek. On Closing Day, the Company shall pay the consideration in full, of which US$788 million shall be settled by way of assignment of debts while the remaining balance of approximately RMB1.572 billion (approximately HK$1.752 billion) shall be paid by way of cash in RMB. The purchase price was determined on arm’s length terms. Upon completion of the Acquisition, the Company will own 100% shareholding in SinoSing Power, together with the interests attached thereto as at 24 March 2008. SinoSing currently holds 100% interests in Tuas Power.

●
Huaneng Group directly holds 8.75% of the total issued share capital of the Company. In addition, it holds a 51.98% direct interest and a 5% indirect interest in HIPDC while HIPDC is the controlling shareholder of the Company. Therefore, Huaneng Group is a connected person to the Company. Under the Hong Kong Listing Rules, the Acquisition constitutes a connected transaction to the Company.

●
As the transaction scale of the Acquisition exceeds 2.5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Acquisition is therefore subject to the Independent Shareholders’ approval. In addition, the Acquisition also constitutes a major transaction to the Company which requires Shareholders’ approval.

●
The Company will convene an EGM for the purpose of seeking the approval from Independent Shareholders for the Acquisition (including the Transfer Agreement). According to the Hong Kong Listing Rules, Huaneng Group, HIPDC and their respective Associates will abstain from voting in respect of the resolution relating to the Acquisition.

●
The Company and the Independent Directors Committee have reviewed the Acquisition. The Company has also appointed DBS as the independent financial adviser to make recommendations to the Independent Directors Committee and the Independent Shareholders as to whether the terms of the Acquisition are fair and reasonable and whether the Acquisition is in the interests of the Company and its shareholders as a whole, and to advise the Independent Shareholders on how to vote. The Company expects the notice of the EGM and the circular giving further information on the Acquisition and containing the advice of DBS as well as the recommendations from the Independent Directors Committee to be despatched to shareholders within 21 days from the date of this announcement.

BACKGROUND

The Company and its subsidiaries develop, construct, operate and manage power plants in China nationwide, with a total generation capacity of 33,723MW on an equity basis. The Company wholly owns sixteen operating power plants, and has controlling interests in thirteen operating power companies and minority interests in four operating power companies. Currently, it is the largest listed power producer in China.

Huaneng Group is principally engaged in the operation and management of industrial investments; the development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to information, transportation, new energy and environmental protection industries.

Huaneng Group is the controlling shareholder of HIPDC, holding a 51.98% direct interest in HIPDC. In addition, Huaneng Group also holds a 5% indirect interest in HIPDC and directly holds 8.75% of the total issued share capital of the Company. As at the date of this announcement, HIPDC holds approximately 42.03% of the total issued share capital of the Company.

The relationships among the Company, Huaneng Group and HIPDC are as follows:

*
Huaneng Group, through China Hua Neng Group Hong Kong Limited, its wholly-owned subsidiary, indirectly holds a 50% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 10% interest in HIPDC. Therefore, Huaneng Group holds a 5% indirect interest in HIPDC.

The transaction as contemplated by the Transfer Agreement constitutes a connected transaction to the Company. The transaction scale of the Acquisition in aggregate exceeds 2.5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, therefore the Acquisition is a connected transaction to the Company, which shall be subject to the Independent Shareholders’ approval according to Rule 14A.18 of the Hong Kong Listing Rules. Huaneng Group, HIPDC and their respective Associates will abstain from voting in the EGM in respect of the ordinary resolution to approve the Acquisition (including the Transfer Agreement).

The Acquisition also constitutes a major transaction to the Company, which would require the approval of the Shareholders.

TRANSFER AGREEMENT

The Transfer Agreement was approved by the Directors on 29 April 2008 and signed by Huaneng Group and the Company on the same day.

Date:	29 April 2008

Parties:	Seller:Huaneng Group

Purchaser:the Company

Interests to be acquired:
Interests representing 100% of the issued share capital of SinoSing Power, together with all the rights attached thereto as at 24 March 2008 (the day on which Huaneng Group acquired the SinoSing Power Interests from Temasek)

Consideration:
The consideration to be paid by the Company comprises (1) approximately US$985 million (approximately HK$7.674 billion) being the capital injected into SinoSing Power by Huaneng Group (including US$197 million (approximately HK$1.535 billion) from internal sources of Huaneng Group and US$788 million (approximately HK$6.139 billion) from a loan obtained by Huaneng Group); and (2) an aggregate amount of approximately RMB176 million (approximately HK$196 million), being all the related expenses (including loan interest) directly incurred by Huaneng Group in relation to the acquisition of 100% interests in Tuas Power through SinoSing Power from Temasek. On Closing Day, the Company shall pay the consideration in full, of which US$788 million (approximately HK$6.139 billion) shall be settled by way of assignment of debts while the remaining balance of approximately RMB1.572 billion (approximately HK$1.752 billion)* shall be paid by way of cash in RMB.

The purchase price was determined on the basis of normal commercial terms and arm’s length negotiations between the parties thereto.

*
Comprises the cash of US$197 million (approximately HK$1.535 billion) and the expenses of approximately RMB176 million (approximately HK$196 million). The exchange rate used to convert the US$197 million in RMB is the historical rate used when the US$197 million was purchased using RMB.

Assignment of loans and repayment obligations:	(1)
The capital contribution by Huaneng Group in SinoSing Power amounted to approximately US$985 million (approximately HK$7.674 billion), of which US$788 million (approximately HK$6.139 billion) was borrowed from The Export-Import Bank of China. According to the Transfer Agreement, the Company shall assume the repayment obligation of such principal amount of US$788 million (approximately HK$6.139 billion) and the interest thereof on the Closing Day.

(2)
In addition, SinoSing Power has obtained a loan of approximately US$600 million (approximately HK$4.675 billion) from Bank of China for the purpose of acquiring 100% interest in Tuas Power from Temesak.

In summary, the aggregate principal amount in respect of repayment obligations of the loan to be assumed by the Company upon Closing is approximately US$1,388 million (approximately HK$10.814 billion). The Company will use the proceeds generated from the operation of the Company (including Tuas Power) to repay the loans.

For the purposes of obtaining the loan of approximately US$600 million (approximately HK$4.675 billion) by SinoSing Power from Bank of China, Huaneng Group has provided a repayment guarantee in favour of Bank of China. Pursuant to the Transfer Agreement, the Company, upon Closing, will take up the guarantee obligation from Huaneng Group.

Conditions:	Closing is subject to the satisfaction or waiver of the following conditions:

(1)	Conditions which need to be satisfied:

●
An independent financial adviser to the Independent Directors Committee and the Independent Shareholders has advised the Independent Directors Committee that the terms and conditions of the transaction contemplated by the Transfer Agreement are fair and reasonable so far as the Independent Shareholders are concerned;

●	the Independent Directors Committee recommended that the Independent Shareholders vote in favour of the Acquisition and the Transfer Agreement;

●	the Transfer Agreement and the Acquisition have been approved and adopted by the Independent Shareholders; and

●	the Company has obtained all necessary approvals for the Transfer Agreement and the Acquisition.

(2)	Conditions which the Company may waive:

●	representations and warranties of Huaneng Group in the Transfer Agreement are true and complete in all material respects; and

●	Huaneng Group has fulfilled in all material respects its obligations under the Transfer Agreement.

(3)	Conditions which Huaneng Group may waive:

●	representations and warranties of the Company in the Transfer Agreement are true and complete in all material respects; and

●	the Company has fulfilled in all material respects its obligations under the Transfer Agreement.

In case that any conditions for Closing are waived, further announcement will be made by the Company accordingly.

Closing Day:
Closing shall take place on, whichever is later, (i) the third business day after the conditions as stipulated in the Transfer Agreement have been satisfied or waived; or (ii) the day agreed upon by both parties. The Company expects the Closing will take place by the end of June 2008.

Closing:
On Closing day, (1) The Company shall pay the consideration in full, of which US$788 million (approximately HK$6.139 billion) shall be settled by way of assignment of debts while the remaining balance of approximately RMB1.572 billion (approximately HK$1.752 billion)* will be paid by way of cash in RMB from the Company’s internal sources. (2) Huaneng Group shall deliver all title documents (including the relevant share certificates) representing the exclusive ownership of the SinoSing Power Interests to the Company where the SinoSing Power Interests shall be free from encumbrances.

*
Comprises the cash of US$197 million (approximately HK$1.535 billion) and the expenses of approximately RMB176 million (approximately HK$196 million). The exchange rate used to convert the US$197 million in RMB is the historical rate used when US$197 million was purchased using RMB.

REASONS FOR THE ACQUISITION AND THE CAPITAL INCREASE, AND PRICING FACTORS

The Acquisition reflects the Company´s continued implementation of its development strategy which focuses on both green-field development and acquisition. Tuas Power, which is 100% owned by SinoSing Power, is one of the three largest power companies in Singapore. It has advanced technologies and solid management and operations. Tuas Power has been regarded by the international power market as a quality asset. Upon completion of the Acquisition, the Company will own 100% interests in SinoSing Power, which in turn holds the entire equity interests in Tuas Power. This would help the Company to diversify its geographical risk and to improve its fuel structure. Through the operation of Tuas Power, the Company will participate in Singapore’s competitive power generation market and power retail market, thus gaining experience in operating in a competitive power market. In addition, the Acquisition provides the Company with a platform to expand overseas and to develop its experience in overseas investment operation, which is in line with the Company´s “Expand Outwards” strategy, and is to the long-term benefit of the Company and its shareholders.

The Company´s scale of operation will be further enhanced upon completion of the Acquisition. Its generation capacity will increase by 2,670 MW on an equity basis, while the total generation capacity on an equity basis will increase from 33,723 MW to 36,393 MW, representing an increase of 7.9%. The Company´s asset and liabilities will also be increased correspondingly with only a slight increment in the debt level, thereby further utilising the financial leverage effect. Upon completion of the Acquisition, Tuas Power, as a new source of profit for the Company, will help to increase the overall profit of the Company.

The consideration for the Acquisition was determined on the basis of normal commercial terms and arm´s length negotiation between the Company and Huaneng Group. The parties agreed that the consideration shall comprise (1) approximately US$985 million being the capital injected into SinoSing Power by Huaneng Group; and (2) all the related expenses (including loan interest) directly incurred by Huaneng Group in relation to the acquisition of 100% interests in Tuas Power through SinoSing Power from Temasek.

The consideration was based on the purchase price paid by Huaneng Group to Temesak in the acquisition of 100% issued shares in Tuas Power through SinoSing Power on 24 March 2008. Determination of the aforementioned purchase price was first based on the results of valuing Tuas Power. Such evaluation comprises objectively appraising the present situation and future development potentials of Tuas Power from various perspectives including the market, technological, financial and legal aspects. Key factors that have been considered include the growth of demand for power in Singapore, the market structure and the future competitive landscape of the power industry in Singapore, fuel supplies and costs, risk management capabilities, the technology and reliability of the existing generating units, repowering of the existing units, impact of unresolved legal issues, Tuas Power’s existing financial and operational conditions, structure and costs of the acquisition financing, and etc.. The evaluation of such factors was based on in-depth and objective due diligence on Tuas Power conducted by various professional parties.

Finalisation of the purchase price for acquiring the 100% interests in Tuas Power was the result of a market-driven competitive bidding process. In the sale of the 100% interests in Tuas Power, Temesak followed the international common practice by adopting a two-stage auction process. The auction process was transparent, open and competitive and forms the basis of a fair price discovery mechanism. The final winning price was S$4.235 billion (approximately HK$24.238 billion), which reflected the value of Tuas Power as determined by the market. There has been no material change in the value of Tuas Power since it was acquired by Huaneng Group on 24 March 2008.

The total cost for Huaneng Group to acquire Tuas Power amounted to RMB21.92 billion (approximately HK$24.43 billion), comprising S$4.235 billion (approximately HK$24.238 billion) being the purchase price paid to Temesak, and RMB176 million (approximately HK$196 million), being the expenses (including interest of loan) directly incurred by Huaneng Group for purpose of acquiring Tuas Power. Huaneng Group´s sources of fund for paying such costs were as follows:

(1)           an amount of US$985 million (approximately HK$7.674 billion) being capital injected by Huaneng Group into SinoSing Power, comprising (i) US$197 million (approximately HK$1.535 billion) from Huaneng Group´s internal sources; and (ii) US$788 million (approximately HK$6.139 billion) being a loan provided by The Export-Import Bank of China on normal commercial terms; and

(2)           loans from various banks (upon completion of the Acquisition, repayment obligations of such loans are still with SinoSing Power) comprising (i) a loan of approximately US$600 million (approximately HK$4.675 billion) from The Bank of China; and (ii) a non-recourse project loan of S$2.25 billion (approximately HK$12.877 billion) from an overseas bank group.

Financial leverage is properly utilised in the above financing and debt structures. This combines with a competitive financing cost structure to ensure a reasonable level of investment returns.

The board of Directors believes that the price and the terms of the Acquisition are fair and reasonable to the Company and its Shareholders. In addition, the Acquisition is based on normal commercial terms. The board of Directors is therefore of the view that the Acquisition is in the interests of the Company and its Shareholders as a whole.

INFORMATION REGARDING SINOSING POWER

The corporate structure of SinoSing Power is set out below:

SinoSing Power

The subject matter of the Acquisition is the 100% issued shares of SinoSing Power currently held by Huaneng Group. For the purpose of acquiring 100% issued shares of Tuas Power by Huaneng Group from Temesak, SinoSing Power was incorporated in Singapore by Huaneng Group as its wholly owned subsidiary. Huaneng Group’s capital investment in SinoSing Power amounted to approximately US$985 million (approximately HK$7.674 billion). The acquisition of 100% issued shares in Tuas Power by SinoSing Power was completed on 24 March 2008. The consideration paid by SinoSing Power amounted to S$4,235 million (approximately US$3 billion, approximately HK$24.238 billion). Details of SinoSing Power are set out below:

Date of incorporation:	10 March 2008
Place of incorporation:	Singapore
Total issued shares:	US$985,000,100, divided into 985,000,100 shares
Shareholding structure:	Huaneng Group (100%)
Scope of business:	investment holding

As at the date hereof, SinoSing Power has one directly held subsidiary only, namely, Tuas Power. Tuas Power is 100% owned by SinoSing Power.

As at 24 March 2008, the total bank loans of SinoSing Power amounted to approximately S$2,961 million (approximately HK$16.947 billion).

Huaneng Group has warranted that its ownership of the SinoSing Power Interests are complete, exclusive, legally valid and freely disposable under law, and that the SinoSing Power Interests are not subject to any pledge, mortgage, lien or third party right, nor are they involved in any disputes, litigations, arbitrations or legal proceedings.

Tuas Power

Tuas Power is a power generating company incorporated in Singapore which is engaged in the business of generation, trading and retail of power. It has a generation capacity of 2,670 MW, representing over 25% of market share in Singapore. Tuas Power’s generation facilities consists of 2 x 600 MW oil-fired steam turbine units and 4 x 367.5 MW gas-fired combined cycle units. Its generating units are relatively new with records of steady operation and high reliability. The technical and economic parameters of Tuas Power’s units make Tuas Power one of the leaders in the industry.

Tuas Power sells its electric power output mainly through vesting contracts and direct sale into the power pool market. Vesting contract price is set by the Energy Market Authority (“EMA”) at the long run marginal cost and is adjusted by the EMA on a periodic basis for changes in the long run marginal cost and on a quarterly basis for inflation and changes in fuel prices. This helps protect margins of the generation business of the power companies in the Singapore market such as Tuas Power to a large degree. For the year ended 31 March 2007, vesting contracts contributed 64% of Tuas Power’s power generation sold. In addition, Tuas Power sells part of its generation output to the pool at the pool price. Pool participants bid into the competitive power pool market of Singapore every half an hour. Pool clearing price and the generation units dispatched are determined by matching the supply and demand curves. The gas-fired combined cycle units of Tuas Power enjoy advantages in the competitive biddings of the pool market given their relatively low cost and high efficiency. In addition to its power generation business, Tuas Power has a power retail business that offers a natural hedge to the price risk faced by its generation business as the retail price is linked to the prices at which the generation business sells its output.

For the financial year ended 31 March 2007, Tuas Power’s generation output and generation units sold were 10.27 billion kWh and 10.07 billion kWh, respectively.

Other information of Tuas Power is as follows:

Date of incorporation:	28 March 1995
Place of incorporation:	Singapore
Total issued share capital:	S$1,178,050,000, divided into 1,178,050,000 shares
Shareholding structure:	SinoSing Power (100%)
Scope of business:	Power generation and provisions of relevant products, by-products, development of power resources and operation of power plants

Subsidiaries of Tuas Power

As at the date hereof, Tuas Power owns four directly held subsidiaries, namely, (i) TPS; (ii) TPU; (iii) TPGS; and (iv) NewEarth, details of which are set out below:

Name of company	Place of incorporation	Scope of business	Issued share capital (S$)	Shareholding held by Tuas Power	Other shareholders and their shareholdings

TPS	Singapore	Sale of power	S$500,000 (divided into 500,000 shares)	100%	—
TPU	Singapore	Provision of utilities-related services	S$2 (divided into 2 shares)	100%	—
TPGS	Singapore	Provision of utilities-related services	S$1,000,000 (divided into 1,000,000 shares)	75%	Gas Supply Pte. Ltd (25%)
NewEarth	Singapore	Consultancy on recycling and utilisation of industrial waste	S$10,111,841 (divided into 440,427 shares)	60%	Water and Environmental Technologies Pte Ltd (40%)

Selected Financial Information of SinoSing Power

The following is a summary of unaudited financial information of SinoSing Power as at 24 March 2008 prepared in accordance with Singapore Financial Reporting Standards:

(S$’000)
As at 24 March 2008

Total assets	4,297,083 (approximately HK$24.593 billion)
Total liabilities	2,949,314 (approximately HK$16.88 billion)
Total receivables	—
Contingent liabilities	—
Net assets	1,347,769 (approximately HK$7.714 billion)

Notes:

(1)	SinoSing Power was incorporated on 10 March 2008. Therefore, it does not have audited financial information.

(2)
For the period from 10 March 2008 (date of incorporation) to 24 March 2008, SinoSing Power did not carry out other business activities except for the investment in Tuas Power, which was financed by capital injection from Huaneng Group and loans from various banks. Loss for the period from 10 March 2008 (date of incorporation) to 24 March 2008 amounted to S$ 6.3 million (approximately HK$36.115 million) which mainly includes the finance costs arising from the bank loans obtained by SinoSing Power for the acquisition of Tuas Power.

(3)	Total liabilities mainly include bank loans of approximately S$2,961 million (approximately HK$16,947 million), net of transaction costs of approximately S$13 million (approximately HK$74 million).

Selected Financial Information of Tuas Power

The following is a summary of the audited consolidated financial information of Tuas Power and its subsidiaries as at 31 March 2005, 2006, 2007 and 31 December 2007 and for the years/period then ended, prepared in accordance with Singapore Financial Reporting Standards:

(S$ ´000)
	As at 31 March 2005	As at 31 March 2006	As at 31 March 2007	As at 31 December 2007

Total assets	1,566,118 (approximately HK$8.963 billion)	1,785,634 (approximately HK$10.22 billion)	1,792,135 (approximately HK$10.257 billion)	2,001,290 (approximately HK$11.454 billion)
Total liabilities	647,741 (approximately HK$3.707 billion)	754,375 (approximately HK$4.318 billion)	681,861 (approximately HK$3.902 billion)	739,626 (approximately HK$4.233 million)
Total receivables	147,567 (approximately HK$845 million)	334,834 (approximately HK$1.916 billion)	246,378 (approximately HK$1.410 billion)	302,120 (approximately HK$1.729 billion)
Contingent liabilities	—	—	—	—
Net assets	918,377 (approximately HK$5.256 billion)	1,031,259 (approximately HK$5.902 billion)	1,110,274 (approximately HK$6.354 billion)	1,261,664 (approximately HK$7.221 billion)

(S$ ´000)
	For the year ended 31 March 2005	For the year ended 31 March 2006	For the year ended 31 March 2007	For the nine month period ended 31 December 2007

Revenue from principal activities	1,361,523 (approximately HK$7.792 billion)	1,735,884 (approximately HK$9.935 billion)	2,266,829 (approximately HK$12.974 billion)	1,667,839 (approximately HK$9.546 billion)
(Loss)/profit from principal activities	(125,417) (approximately HK$718 million)	130,024 (approximately HK$744 million)	218,739 (approximately HK$1.252 billion)	154,126 (approximately HK$882 million)
Operating (loss)/profit	(125,417) (approximately HK$718 million)	130,024 (approximately HK$744 million)	218,739 (approximately HK$1.252 billion)	154,126 (approximately HK$882 million)
(Loss)/profit before taxation	(125,417) (approximately HK$718 million)	130,024 (approximately HK$744 million)	218,739 (approximately HK$1.252 billion)	154,126 (approximately HK$882 million)
(Loss)/profit after taxation	(104,796) (approximately HK$600 million)	104,086 (approximately HK$596 million)	177,163 (approximately HK$1.014 billion)	125,735 (approximately HK$720 million)

Notes:

(1)	The financial year of Tuas Power is 31 March of each calendar year.

(2)
Further detailed information in respect of Tuas Power’s historical results of operations and financial position prepared in accordance with International Financial Reporting Standards will be set out in the shareholders’ circular to be issued by the Company.

Appointment of independent financial adviser under Hong Kong Listing Rules

According to the requirements of the Hong Kong Listing Rules, the Independent Directors Committee will advise the Independent Shareholders in connection with the Acquisition (including the Transfer Agreement). Pursuant to Rule 14A.22 of the Hong Kong Listing Rules, DBS has been appointed as the independent financial adviser to make recommendations to the Independent Directors Committee and the Independent Shareholders as to whether the terms of the Acquisition are fair and reasonable and whether the Acquisition are in the interests of the Company and the Shareholders as a whole and to advise the Independent Shareholders on how to vote.

THE EGM

The transaction as contemplated by the Transfer Agreement constitute a major and a connected transaction to the Company. As the transaction size of the Acquisition exceeds 2.5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Acquisition is a connected transaction of the Company, which shall be subject to Independent Shareholders’ approvals as required under Rule 14A.18 of the Hong Kong Listing Rules. The Company will convene an EGM in June 2008 to consider the approval of the Acquisition (including the Transfer Agreement). The voting at such meeting will be taken on a poll and the Company will make an announcement of the poll results. Huaneng Group, HIPDC and their respective Associates and shareholders who are involved in, or interested in the Acquisition (holding an aggregate of 6,121,786,667 shares in the Company, representing approximately 50.78% of the total issued shares of the Company as at the date hereof) will abstain from voting at the EGM in respect of the ordinary resolution to approve the Acquisition (including the Transfer Agreement). The Company expects that the notice of the EGM and the circular giving further information on the Acquisition and containing the advice of DBS, the independent financial adviser, to make recommendations to the Independent Directors Committee and the Independent Shareholders as to whether the terms of the Acquisition are fair and reasonable and whether the Acquisition is in the interests of the Company and the Shareholders as a whole and to advise the Independent Shareholders on how to vote, and the recommendations from the Independent Directors Committee will be despatched to shareholders within 21 days from the date of this announcement.

Upon completion of the Acquisition, Tuas Power and its subsidiaries will all become subsidiaries of the Company. According to chapter 14A of the Hong Kong Listing Rules, the substantial shareholders (and their associates) of Tuas Power’s subsidiaries, which are now independent and not connected with the Company and its connected persons will then become connected persons of the Company (“Tuas Power Connected Persons”) after closing. Certain existing transactions between Tuas Power (and its subsidiaries) and such Tuas Power Connected Persons will constitute continuing connected transactions of the Company after completion of the Acquisition accordingly. Such transactions are therefore subject to compliance with the disclosure and/or independent shareholders’ approval requirements under the Hong Kong Listing Rules by the Company. The Company shall make disclosure in this regard in due course.

Definitions

“Acquisition”	the purchase by the Company of the SinoSing Power Interest;

“Associate(s)”	the meaning ascribed to it in the Hong Kong Listing Rules;

“Closing”	the closing of the Acquisition;

“Closing Day”	the day of Closing;

“Company”, “HPI”	Huaneng Power International, Inc.;

“Directors”	the directors (including independent non-executive directors) of the Company;

“DBS”
DBS Asia Capital Limited, being the independent financial adviser to the Independent Directors Committee and the Independent Shareholders in respect of the Acquisition, and a licensed corporation for Type 1 (dealing in securities), 4 (advising on securities) and 6 (advising on corporate finance) regulated activities under the SFO;

“EGM”	an extraordinary general meeting of the Company to be held for Shareholders of the Company in June 2008 to consider and approve the Acquisition;

“HIPDC”	Huaneng International Power Development Corporation;

“HK$”	Hong Kong dollars and cents respectively, the lawful currency of Hong Kong;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Huaneng Group”	China Huaneng Group;

“Independent Directors Committee”
a committee of the Board established for the purpose of considering the Acquisition, comprising Mr. Qian Zhongwei, Mr. Xia Donglin, Mr. Liu Jipeng, Mr. Wu Yusheng and Mr. Yu Ning, the independent non-executive Directors of the Company;

“Independent Shareholders”	shareholders of the Company other than Huaneng Group, HIPDC and their respective Associates;

“NewEarth”	NewEarth Pte Ltd., a limited company incorporated in Singapore,

which is 60% owned by Tuas Power;

“NewEarth Sing”	NewEarth Singapore Pte Ltd., a limited company incorporated in Singapore, which is 72.19% owned by NewEarth;

“PRC”	the People’s Republic of China;

“RMB”	the lawful currency of the PRC;

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Shareholders”	the shareholders of the Company

“Singapore Dollars”, “S$”	the lawful currency of Singapore;

“SinoSing Power”	SinoSing Power Pte. Ltd.;

“SinoSing Power Interests”	100% issued shares of SinoSing Power;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“substantial shareholder(s)”	the meaning ascribed to it in the Hong Kong Listing Rules;

“Temasek”	Temasek Holdings (Private) Limited;

“TPGS”	TPGS Green Energy Pte Ltd., a limited company incorporated in Singapore, which is 75% owned by Tuas Power;

“TPS”	Tuas Power Supply Pte Ltd., a limited company incorporated in Singapore, which is 100% owned by Tuas Power;

“TPU”	Tuas Power Utilities Pte Ltd., a limited company incorporated in Singapore, which is 100% owned by Tuas Power;

“Transfer Agreement”	the transfer agreement dated 29 April 2008 entered into between the Company and Huaneng Group in respect of the transfer of SinoSing Power Interest;

“Tuas Power”	Tuas Power Ltd.; and

“US$”	the lawful currency of the United States.

Unless otherwise specified, transactions of RMB, US$, S$ into HK$ in this announcement are for the purpose of illustration only and are based on the following rates:

RMB1.00 : HK$1.114628US$1.00 : HK$7.7910S$1.00 : HK$5.7233

By Order of the Board Huaneng Power International, Inc. Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)

Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent non-executive director)
Xia Donglin
(Independent non-executive director)
Liu Jipeng
(Independent non-executive director)
Wu Yusheng
(Independent non-executive director)
Yu Ning
(Independent non-executive director)

Beijing, the PRC
29 April 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Gu Biquan

Name:  Gu Biquan

Title:    Company Secretary

Date:    April 29, 2008